Via Facsimile and U.S. Mail
Mail Stop 6010


January 9, 2006


Mr. David S. Perry
President
Yadkin Valley Company
P.O. Box 18747
Raleigh, NC  27619

Re:	Yadkin Valley Company
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	File No. 0-28356

Dear Mr. Perry:

	We have completed our review of your Form 10-KSB and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief